United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of February 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2

Date of Material Change

The material change occurred on February 2, 2009.

Item 3

News Release

A News Release was disseminated by CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on February 2, 2009.

Item 4

Summary of Material Change

Minera Andes Inc. (the “Corporation” or “Minera Andes”) intends to file substantially revised management discussion and analysis of financial condition and results of operations for the nine and three month periods ended September 30, 2008 (the “Revised MD&A”) and annual information form for the financial year ended December 31, 2007 (the “Revised AIF”).

The nature and substance of the Revised MD&A and the Revised AIF include amendments to comply with the form requirements of National Instrument 51-102 – Continuous Disclosure Obligations and to provide additional information regarding the Corporation’s joint venture interest in the San José Project and update the Corporation’s financial position.

Item 5.1

Full Description of Material Change

The Corporation intends to file substantially revised management discussion and analysis of financial condition and results of operations for the nine and three month periods ended September 30, 2008 (the “Revised MD&A”) and annual information form for the financial year ended December 31, 2007 (the “Revised AIF”).

The nature and substance of the Revised MD&A and the Revised AIF include amendments to comply with the form requirements of National Instrument 51-102 – Continuous Disclosure Obligations and to provide additional information regarding the Corporation’s joint venture interest in the San José Project and update the Corporation’s financial position.

Title to the San José Project is held by Minera Santa Cruz S.A. (“MSC”), an Argentinean corporation which is owned, as to 49%, by Minera Andes, and as to 51%, by Hochschild Mining plc (“Hochschild”).

Specifically, the Revised MD&A and Revised AIF will make it clear that:

•

MSC has made a cash call of $23 million (all amounts are in US dollars), of which the Corporation’s share is $11.3 million, due on February 17, 2009 and a failure by the Corporation to pay such amount may result in a reduction of our interest in the San José Project;

•

by the terms of the Corporation’s credit agreement (the “Credit Agreement”) with Macquarie Bank Limited (“Macquarie”), the sum of $7.5 million is scheduled to be repaid in March 2009;

•

the Corporation currently has approximately $2.5 million in cash and cash equivalents;

•

the Corporation’s lack of available cash and cash equivalents, constitutes an event of default under the Credit Agreement entitling Macquarie to demand payment of the entire principal amount of $17.5 million due thereunder (plus accrued interest), which it has not done;

•

the Corporation’s obligations under the Credit Agreement are secured by all of the Corporation’s present and after-acquired property;

•

Hochschild has made project loans to MSC, in the aggregate principal amount of $65 million for the development of the project  which loans (plus accrued interest) are to be repaid from the operating cash of MSC in priority to any other distributions to the shareholders of MSC;

•

the Corporation has no control or influence over the strategic operating, investing and financing policies of MSC, including the amount and timing of any cash call, and that in the past, decisions have been made, notwithstanding the Corporation’s opposition; and

•

there can be no assurance that additional cash calls will not be made or that the Corporation will have the funds available to satisfy any such cash call, as and when due, and that our interest in the San José Project will not be reduced as a result.

The Corporation is assessing all of the options available to it to raise the required financing to pay the cash call of $11.3 million, satisfy our debt obligation to Macquarie and maintain our ability to meet our planned growth and development.  There can be no assurance that the Corporation will be successful in securing the required funding.

The refiling of this disclosure is part a result of the Corporation’s response to a review of its continuous disclosure record by the Alberta Securities Commission.  When completed, the Revised MD&A, the Revised AIF and the restated interim financial statements will be available for review on www.sedar.com.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Allen Ambrose, President, and Chairman at (509) 921-7322.

Item 9

Date of Report

February 6, 2009

SCHEDULE “A”

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES
CONTINUOUS DISCLOSURE REVIEW

SPOKANE, WASHINGTON – February 2, 2009 - Minera Andes Inc. (the “Corporation” or “Minera Andes”, TSX:MAI and US OTC:MNEAF) intends to file substantially revised management discussion and analysis of financial condition and results of operations for the nine and three month periods ended September 30, 2008 (the “Revised MD&A”) and annual information form for the financial year ended December 31, 2007 (the “Revised AIF”).

The nature and substance of the Revised MD&A and the Revised AIF include amendments to comply with the form requirements of National Instrument 51-102 – Continuous Disclosure Obligations and to provide additional information regarding the Corporation’s joint venture interest in the San José Project and update the Corporation’s financial position.

Title to the San José Project is held by Minera Santa Cruz S.A. (“MSC”), an Argentinean corporation which is owned, as to 49%, by Minera Andes, and as to 51%, by Hochschild Mining plc (“Hochschild”).

Specifically, the Revised MD&A and Revised AIF will make it clear that:

•

MSC has made a cash call of $23 million (all amounts are in US dollars), of which the Corporation’s share is $11.3 million, due on February 17, 2009 and a failure by the Corporation to pay such amount may result in a reduction of our interest in the San José Project;

•

by the terms of the Corporation’s credit agreement (the “Credit Agreement”) with Macquarie Bank Limited (“Macquarie”), the sum of $7.5 million is scheduled to be repaid in March 2009;

•

the Corporation currently has approximately $2.5 million in cash and cash equivalents;

•

the Corporation’s lack of available cash and cash equivalents, constitutes an event of default under the Credit Agreement entitling Macquarie to demand payment of the entire principal amount of $17.5 million due thereunder (plus accrued interest), which it has not done;

•

the Corporation’s obligations under the Credit Agreement are secured by all of the Corporation’s present and after-acquired property;

•

Hochschild has made project loans to MSC, in the aggregate principal amount of $65 million for the development of the project  which loans (plus accrued interest) are to be repaid from the operating cash of MSC in priority to any other distributions to the shareholders of MSC;

•

the Corporation has no control or influence over the strategic operating, investing and financing policies of MSC, including the amount and timing of any cash call, and that in the past, decisions have been made, notwithstanding the Corporation’s opposition; and

•

there can be no assurance that additional cash calls will not be made or that the Corporation will have the funds available to satisfy any such cash call, as and when due, and that our interest in the San José Project will not be reduced as a result.

The Corporation is assessing all of the options available to it to raise the required financing to pay the cash call of $11.3 million, satisfy our debt obligation to Macquarie and maintain our ability to meet our planned growth and development.  There can be no assurance that the Corporation will be successful in securing the required funding.

The refilling of this disclosure is part a result of the Corporation’s response to a review of its continuous disclosure record by the Alberta Securities Commission.  When completed, the Revised MD&A, the Revised AIF and the restated interim financial statements will be available for review on www.sedar.com.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Company holds approximately 304,000 acres of mineral exploration land in Argentina.  Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program has defined a resource and a scoping study is underway. Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 190,158,851 shares issued and outstanding.

This news is submitted by Allen V. Ambrose, President and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain forward-looking statement and information.  . The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. In particular, there can be no assurance that financing will be secured within the time required.    Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:  /s/ Allen V. Ambrose

Allen V. Ambrose, President and Chairman

Dated:  February 6, 2009